     As filed with the Securities and Exchange Commission on April 3, 2001
================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                               ________________

                                 SCHEDULE TO/A
                                (Rule 14d-100)
     TENDER OFFER STATEMENT UNDER SECTION 14 (d) (1) OR SECTION 13 (e) (1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 3)
                               _________________

                            TELOCITY DELAWARE, INC.

                      (Name Of Subject Company (Issuer))

                            DIRECTV BROADBAND, INC.
                         a wholly owned subsidiary of
                        HUGHES ELECTRONICS CORPORATION

                                      and
                        HUGHES ELECTRONICS CORPORATION
                     (Names Of Filing Persons (Offerors))
                               _________________

                    COMMON STOCK, PAR VALUE $.001 PER SHARE
                        (Title Of Class Of Securities)

                                  87971D 10 3
                     (Cusip Number Of Class Of Securities)
                               _________________

                                JOHN J. HIGGINS
                            ACTING GENERAL COUNSEL
                        HUGHES ELECTRONICS CORPORATION
                          200 N. SEPULVEDA BOULEVARD
                         EL SEGUNDO, CALIFORNIA  90245
                                (310) 662-9688

          (Name, Address And Telephone Number Of Person Authorized To
        Receive Notice And Communications On Behalf Of Filing Persons)
                               _________________

                                  COPIES TO:
                               GARY OLSON, ESQ.
                               LATHAM & WATKINS
                       633 WEST FIFTH STREET, SUITE 4000
                        LOS ANGELES, CALIFORNIA  90071
                                (213) 485-1234

                           CALCULATION OF FILING FEE

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                Transaction Valuation*                                    Amount of Filing Fee**
                ---------------------                                     --------------------
                     $194,412,841                                                $38,883
------------------------------------------------------------------------------------------------------------------

* Estimated for purposes of calculating the filing fee only. The filing fee calculation assumes the purchase of 81,356,495 outstanding shares of common stock of Telocity Delaware, Inc. at a purchase price of $2.15 per share. The transaction value also assumes (a) the purchase of 6,302,084 shares (which is the number of outstanding options to purchase shares of common stock of Telocity Delaware, Inc.) at a purchase price of $2.15 per share; (b) the purchase of 80,000 shares (which is the number of shares to be purchasable under the employee stock purchase plan of Telocity Delaware, Inc.) at a purchase price of $2.15 per share; and (c) the purchase of 2,685,998 shares (which is the number of outstanding warrants to purchase shares of common stock of Telocity Delaware, Inc.) at a purchase price of $2.15 per share. The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction value.

** $35,367 of this amount was paid on February 1, 2001 with the initial filing of this statement on Schedule TO and $3,516 of this amount was paid on February 14, 2001 with the filing of Amendment No. 2 to the Schedule TO.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-
    11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filings.


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Amount Previously Paid:  _____________________  Filing Party: _________________________

Form or Registration No.: ____________________  Date Filed: ___________________________
-----------------------------------------------------------------------------------------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[x] third-party tender offer subject to Rule 14d-1.

[ ] issuer tender offer subject to Rule 13e-4.

[ ] going-private transaction to Rule 13a-3.

[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [x]

     This Amendment No. 3 (the "Amendment") amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the "Commission") on February 1, 2001, as amended by Amendment No. 1 filed on February 9, 2001 and by Amendment No. 2 filed on February 14, 2001 (collectively, the "Schedule TO") by DIRECTV Broadband, Inc. (the "Purchaser"), a Delaware corporation and a wholly owned subsidiary of Hughes Electronics Corporation ("Hughes"), a Delaware corporation, relating to the Purchaser's offer to purchase all of the outstanding shares of common stock of Telocity Delaware, Inc. (the "Company"), par value $.001 per share (the "Shares"), at $2.15 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal, copies of which have been filed as Exhibits (a)(1) and (a)(2) to the Schedule TO (which are herein collectively referred to as the "Offer"). The information set forth in the Offer to Purchase is incorporated herein by reference. Capitalized terms used and not otherwise defined herein shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

Items 1, 4, 8 and 11 are hereby amended and supplemented to add the following information:

     The Offer expired at 5:00 p.m., New York City time on Monday April 2, 2001. Based on information provided by the Depositary, approximately 77.8 million Shares were validly tendered as of the expiration date, representing approximately 94% of the Company's issued and outstanding shares of common stock, and an additional 1,369,239 Shares were tendered pursuant to notices of guaranteed delivery. Pursuant to the terms of the Offer, the Purchaser has accepted for payment, and will promptly pay for, all Shares validly tendered in the Offer. On April 3, 2001, Hughes issued a press release announcing the results of the Offer. The full text of Hughes' press release is attached hereto as Exhibit (a)(12) and incorporated herein by reference.

     The remaining outstanding Shares were acquired pursuant to a merger of the Purchaser with and into the Company on April 3, 2001. No further action was required by the remaining stockholders of the Company to effect the merger. As a result of the merger, the remaining outstanding Shares (except for Shares held by the Company, Hughes or any of its subsidiaries, or by stockholders exercising dissenter's rights under Delaware law, if available) were converted into the right to receive $2.15 in cash, without interest, and the Company thereby became a wholly owned subsidiary of Hughes.

Item 12.  Exhibits.

     Item 12 is hereby amended to add the following:

           (a)(12) Press Release issued by Hughes Electronics Corporation on April 3, 2001

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              DIRECTV Broadband, Inc.

                              By:      /s/ Roxanne S. Austin
                                       ----------------------------
                              Name:    Roxanne S. Austin
                              Title:   Senior Vice President and Chief Financial
                                       Officer


                              Hughes Electronics Corporation

                              By:      /s/ Roxanne S. Austin
                                       ----------------------------
                              Name:    Roxanne S. Austin
                              Title:   Senior Vice President and Chief Financial
                                       Officer


Dated: April 3, 2001